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                            August 9, 2021

       Scott R. Zemnick
       General Counsel
       VPC Impact Acquisition Holdings
       c/o Victory Park Capital Advisors, LLC
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings
                                                            Correspondence
dated August 4, 2021
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 9, 2021
                                                            File No. 333-254935

       Dear Mr. Zemnick:

              We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence dated August 4, 2021

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations of
       Bakkt, page 283

   1. Please add a discussion to your Digital Asset Marketplace, Loyalty Redemption, and
                                                        Alternative Payment
Method disclosure to describe how you recognize revenue for each of these offerings. The
overview section should bridge your discussion between your
                                                        business offering and
how revenue is recognized. Also, please add a statement that substantially all your
revenue is recognized from the Loyalty program. As it relates to custody, note that
revenue is immaterial with    less than 1% of PDF Contracts go to
                                                        contract maturity.
Also, note that the remaining revenue is recognized from providing services to IFUS and
ICUS under the Triparty Agreements.
 Scott R. Zemnick
VPC Impact Acquisition Holdings
August 9, 2021
Page 2
2.       Revise to discuss The Triparty Agreement and the related party nature of this
         arrangement. This disclosure should include, but not limited to, describing the promised goods or services that you provide (i.e., custody and bullets identified in your response
         2(c)) and the reasons for negative revenue. In addition, your results of operations disclosure should separately discuss and analyze the revenue recognized under this agreement.
3. Based on your financial projections, we note that you expect to generate a substantial portion of your revenue in 2021 in Crypto Trades, which are sales of cryptocurrency in which Bakkt acts as the principal in transactions with its third-party trading relationships and consumers using its app. Discuss the material risks and uncertainties related to your plans to rely on Crypto Trades as a significant driver of your business. To the extent
         known, discuss the    certain additional cryptocurrencies    that you
intend to include in the
         third quarter of 2021. For aspects of your business that did not generate positive revenue, discuss the circumstances that need to occur to begin generating positive revenue.
Revenue Recognition
Triparty Agreement, page F-259

4.       Revise your statement that    you recognize revenue    for trading and
clearing services    to
         agree to your performance obligations as outline in your response 2(c) for Bakkt Trust. In this regard, we note your representation that you are not providing the trading and clearing services. Make corresponding revision throughout your filing.
5.       Please clarify the meaning of    help facilitate the trading and
clearing services of IFUS and
         ICUS    by identifying your promised goods or services. For example, are your promised
         goods and services outlined in 2(c) and custody?
6. Revise your revenue recognition footnote for the Triparty agreement to describe your performance obligations. In this regard, the current disclosure focuses more on the tasks and duties of IFUS and ICUS instead of on your task and duties. This disclosure should clearly articulate what promised goods or services are distinct, how many performance obligations you have, and what promised goods or services are included in each performance obligation.
7. Please clarify when you recognize revenue for each performance obligation in the Triparty
FirstName LastNameScott R. Zemnick
       Agreement and what the ASC 606 contract period is for each performance
Comapany    NameVPC
       obligation. Also,Impact
                         revise Acquisition Holdings
                                to state whether revenue is recognized at a
point in time or over
Augusttime.
        9, 2021 Page 2
FirstName LastName
 Scott R. Zemnick
FirstName   LastNameScott R. Zemnick
VPC Impact   Acquisition Holdings
Comapany
August      NameVPC Impact Acquisition Holdings
        9, 2021
August
Page  3 9, 2021 Page 3
FirstName LastName
8. Please disclose the transaction price for each performance obligation. We note that in your statement in response to 2(b) the transaction price is 100% of the trading and clearing fees collected by IFUS and ICUS less rebates and incentive payments made by IFUS and
         ICUS to their customers. Also, disclose your obligation to make the shortfall payment describe in note 7 and include your assertion that you recognize this payment as a reduction of revenue because such payments are made to your customers, IFUS and ICUS, and you do not receive a distinct good or service for such payment.
9. Please confirm whether our understanding of your response is correct that the rebates and incentive payments are part of the transaction price and the shortfall payment is consideration payable to your customer and make corresponding revision to your proposed disclosure discussing variable consideration on page 17. Also, we note your reference that you generally do not need to estimate, describe instances where you do need to make estimates and whether those instances are material.
Custody, page F-260

10.      Please revise your custody revenue recognition policy to reconcile the
discussion of    PDF
         Contract customers    with your Triparty Agreement policy in which you
state the PDF
         contract holder is not your customer.

General

11. We note your revised disclosure in response to prior comment 6 regarding the projected financial information. Please provide a discussion of the "large amount of
         components...that were taken in consideration for purposes of arriving at the projected financial information" and were evaluated by the VIH Board.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Era Anagnosti